SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of June, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Dear Madams and Sirs,

We hereby inform that, after 5 years of significant contribution to Unibanco, Osias Santana de Brito is leaving the conglomerate, on June 29th, 2007, to face new professional challenges in the financial market.

The new Officer responsible for Planning, Controlling and Investor Relations is Mr. Rogério Paulo Calderón Peres, member of Unibanco's Audit Committee until yesterday. Rogério Calderón has a Business Administration degree from Fundação Getúlio Vargas (FGV - SP) and an Accounting degree from Faculdade Paulo Eiró. He also graduated in strategy and human resources at University of Western Ontario, Canada, and in e-business at Darden School of Business of University of Virginia, United States, holding many specialization and development courses certificates in Brazil and abroad. He has more than 25 years of professional experience with a distinguished career at the auditing and consulting firm PricewaterhouseCoopers. From 2003 to April, 2007, he was in charge of several areas and activities at Bunge Group in Brazil and in the USA, holding the position of Chief Financial Officer of Bunge Fertilizantes S.A.

IR activities continued to be under the responsibility of Regina Longo Sanchez, Vice-President of Investor Relations, department in which she has been working for four years. Regina Sanchez holds a Production Engineering degree from the University of São Paulo and an MBA from the Wharton School at the University of Pennsylvania.

We would also like to thank very much Mr. Osias Brito for his valuable contribution and, at the same time, wish success to Osias and Rogério in their new career ventures.

Best Regards,

Geraldo Travaglia
Chief Financial Officer

São Paulo, June 28th, 2007

Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 - 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3584-1980
Fax: (55 11) 3584-1585
E-mail: investor.relations@unibanco.com

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

www.ir.unibanco.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.